Exhibit 99.1

BIT Mining Limited Expands into the Solana Ecosystem

An SOL treasury of up to $300 million will highlight strategic expansion

AKRON, Ohio, July 10, 2025 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced a strategic shift with its expansion into the Solana ecosystem, marking a critical milestone in the Company’s long-term growth trajectory. This transition positions BIT Mining to capture emerging opportunities across the broader blockchain value chain, while also attracting investors seeking exposure to the Solana ecosystem. By entering the Solana ecosystem, the Company aims to leverage its high-performance infrastructure and dynamic developer community to drive innovation, enhance ecosystem integration, and create sustainable shareholder value.

As part of this strategic realignment, BIT Mining will build a robust SOL treasury as a core pillar of its strategic shift. To support its Solana-focused strategy, the Company plans to raise between $200M and $300M in phases, based on market conditions and capital availability. Proceeds will be used to accumulate SOL tokens, strengthening the Company’s treasury reserves through ongoing capital deployment and incremental acquisitions.

To initiate the treasury, BIT Mining will convert its existing crypto holdings into SOL and adopt a long-term holding strategy. Looking ahead, the Company intends to further capitalize on its market expertise and proprietary technologies by deepening its participation in the Solana ecosystem, including operating validator nodes to support network decentralization and security, while generating stable, on-chain staking rewards.

Xianfeng Yang, CEO of BIT Mining, commented on the news, “We are excited to take this bold step into what we believe is one of the most dynamic and promising ecosystems in the blockchain space. This strategic move reflects our commitment to staying adaptive and responsive in an ever-evolving industry. With our strong execution capabilities and long-term vision, we are confident in our ability to accelerate sustainable growth and deliver lasting value to our shareholders.”

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a technology-driven cryptocurrency mining company with operations spanning mining, data center operation, and mining machine manufacturing. The Company is developing a vertically integrated crypto-mining ecosystem that includes self-mining, hosting services, and proprietary mining hardware. BIT Mining also owns 7nm BTC chip designs and advanced capabilities in LTC/DOGE and ETC miner development.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. In addition, statements that are not historical facts, including statements about the Company’s plan to expand into the Solana ecosystem, the intended benefits of such expansion, and the Company’s future fundraising plan to support such expansion, are or contain forward-looking statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Media Contact

Bitmining@mgroupsc.com

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com